UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 28) *

M & F Worldwide Corp.
____________________________________________________________________
(Name of Issuer)

Common Stock, par value $.01 per share
____________________________________________________________________
(Title of Class of Securities)

552541104
____________________________________________________________________
(CUSIP Number)

Barry F. Schwartz
35 East 62nd Street
New York, New York 10065
(212) 572-8600
____________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2011
____________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.		Name of Reporting Person. I.R.S. Identification No. of above person MacAndrews & Forbes Holdings Inc.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,260,666
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,260,666
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 8,260,666
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 42.7%
14.		Type of Reporting Person CO

1.		Name of Reporting Person. I.R.S. Identification No. of above person MFW Holdings One LLC
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,248,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,248,000
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 7,248,000
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 37.5%
14.		Type of Reporting Person OO

1.		Name of Reporting Person. I.R.S. Identification No. of above person MFW Holdings Two LLC
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,012,666
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,012,666
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,012,666
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 5.2%
14.		Type of Reporting Person OO

This statement amends and supplements the Statement on Schedule 13D dated June 26, 1995, as amended by Amendment No. 1 thereto dated July 31, 1995, Amendment No. 2 thereto dated February 8, 1996, Amendment No. 3 thereto dated July 8, 1996, Amendment No. 4 thereto dated October 25, 1996, Amendment No. 5 thereto dated November 27, 1996, Amendment No. 6 thereto dated August 1, 1997, Amendment No. 7 thereto dated June 9, 1998, Amendment No. 8 thereto dated December 6, 1999, Amendment No. 9 thereto dated August 15, 2000, Amendment No. 10 thereto dated November 13, 2000, Amendment No. 11 thereto dated April 20, 2001, Amendment No. 12 thereto dated April 24, 2001, Amendment No. 13 thereto dated October 17, 2001, Amendment No. 14 thereto dated November 16, 2001, Amendment No. 15 thereto dated December 28, 2001, Amendment No. 16 thereto dated July 29, 2002, Amendment No. 17 thereto dated December 4, 2002, Amendment No. 18 thereto dated November 7, 2003, Amendment No. 19 thereto dated November 14, 2003, Amendment No. 20 thereto dated September 14, 2004, Amendment No. 21 thereto dated June 6, 2005, Amendment No. 22 thereto dated March 22, 2007, Amendment No. 23 thereto dated May 23, 2007, Amendment No. 24 thereto dated December 6, 2007, Amendment No. 25 thereto dated June 17, 2008, Amendment No. 26 thereto dated January 22, 2009 and Amendment No. 27 thereto dated June 13, 2011 (as so amended, the "Schedule 13D"), filed with the Securities and Exchange Commission by MacAndrews & Forbes Holdings Inc. (formerly Mafco Holdings Inc.), a Delaware corporation ("MacAndrews & Forbes Holdings"), MFW Holdings One LLC, a limited liability company formed under the laws of the state of Delaware ("Holdings One"), MFW Holdings Two LLC, a limited liability company formed under the laws of the state of Delaware ("Holdings Two"), Mafco Consolidated Group Inc., a Delaware corporation, Mafco Consolidated Holdings Inc. (formerly C&F (Parent) Holdings Inc.), a Delaware corporation, and PX Holding Corporation, a Delaware corporation, as the case may be, in connection with their ownership of shares of common stock, par value $.01 per share ("Common Stock"), of M & F Worldwide Corp. (formerly Power Control Technologies Inc.), a Delaware corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds and Other Consideration

Item 3 is hereby amended by adding the following at the end thereof:

On September 12, 2011, the Company, MX Holdings One, LLC, a Delaware limited liability company and a wholly owned subsidiary of MacAndrews & Forbes Holdings ("Parent"), MX Holdings Two, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and, for certain sections specified therein, MacAndrews & Forbes Holdings, entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Merger Sub will merge (the "Merger") with and into the Company and all of the outstanding shares of Common Stock (other than shares owned by Merger Sub, the Company and shares held by stockholders who have perfected and not withdrawn a demand for appraisal rights) will be converted into the right to receive $25.00 per share in cash.  The aggregate consideration to be paid in the Merger is approximately $273.5 million.

Pursuant to a Contribution Agreement, dated as of September 12, 2011 (the "Contribution Agreement"), Holdings One, Holdings Two and Ronald O. Perelman (the "Contributing Shareholders") committed to contribute immediately prior to the effective time of the Merger to Merger Sub, subject to certain conditions, 7,248,000, 1,012,666 and 133,334 shares of Common Stock, respectively, in exchange for shares of capital stock of Merger Sub.

In addition, MacAndrews & Forbes Holdings entered into a Senior Secured Term Loan Facility Commitment Letter with Deutsche Bank Trust Company Americas, as lender, dated as of September 9, 2011 (the "Commitment Letter"), pursuant to which the lender committed to provide, subject to certain conditions, up to $250 million in debt financing through a secured term loan facility, which financing will be used to fund a portion of the aggregate consideration to be paid in the Merger, pay fees and expenses, and refinance certain existing debt (collectively, "Merger Expenses").  Additional funds required to pay Merger Expenses will be provided from corporate funds available to the surviving corporation at the effective time of the merger. The term loan facility will be secured by a pledge of the Common Stock held by the borrower thereunder and its affiliates.

The summary of the Merger Agreement, Contribution Agreement and Commitment Letter in this Item 3 does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, Contribution Agreement and Commitment Letter, which are attached hereto as Exhibits 34, 35 and 36, respectively, and incorporated by reference in their entirety herein.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding the following at the end thereof:

As described in Item 3 above, on September 12, 2011, the Company, Parent, Merger Sub and, solely for certain specified sections, MacAndrews & Forbes Holdings, entered into the Merger Agreement.  The Merger Agreement provides for a guarantee by MacAndrews & Forbes Holdings in favor of the Company of the obligations of Parent and Merger Sub under the Merger Agreement.  The Merger is conditioned upon holders of a majority of the outstanding shares of Common Stock voting in favor of the adoption of the Merger Agreement, and is subject to the receipt of regulatory approvals and other customary closing conditions. The Merger is also subject to a non-waivable condition that a majority of the outstanding shares of Common Stock not owned by MacAndrews & Forbes Holdings or its affiliates vote in favor of the adoption of the Merger Agreement.  MacAndrews & Forbes Holdings has agreed to vote the shares of Common Stock it owns in favor of the Merger Agreement.  The summary of the Merger Agreement in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 34 and incorporated by reference in its entirety herein.

The purpose of the Merger is to acquire all of the outstanding Common Stock not already owned by the Contributing Shareholders. If the Merger is consummated, the Common Stock will be delisted from the NYSE and will cease to be registered under the Securities Exchange Act of 1934, and the Company will be wholly owned by the Contributing Shareholders.

On September 12, 2011, the Company and MacAndrews & Forbes Holdings issued a press release announcing the execution of the Merger Agreement. The press release is attached hereto as Exhibit 37 and is incorporated by reference in its entirety herein.

Item 5.	Interest in Securities of the Issuer

Item 5 is being amended as follows:

(a)-(b)           The respective percentages set forth below are based on 19,333,931 shares of Common Stock outstanding as of June 30, 2011.

Holdings One beneficially owns 7,248,000 shares of Common Stock, representing approximately 37.5% of the Common Stock outstanding.  Holdings Two beneficially owns 1,012,666 shares of Common Stock, representing approximately 5.2% of the Common Stock outstanding.  MacAndrews & Forbes Holdings may be deemed to have beneficial ownership of 8,260,666 shares of Common Stock (representing approximately 42.7% of the Common Stock outstanding or deemed outstanding under the rules of the Securities and Exchange Commission), which includes the 7,248,000 shares of Common Stock beneficially owned by Holdings One and the 1,012,666 shares of Common Stock beneficially owned by Holdings Two that MacAndrews & Forbes Holdings may be deemed to share beneficial ownership of by virtue of MacAndrews & Forbes Holdings' ownership of 100% of the common interests of each of Holdings One and Holdings Two.

Ronald O. Perelman, Director, Chairman and Chief Executive Officer of MacAndrews & Forbes Holdings, may be deemed to beneficially own all the shares of Common Stock beneficially owned by MacAndrews & Forbes Holdings, Holdings One and Holdings Two.  Mr. Perelman also beneficially owns 133,334 shares of Common Stock representing approximately .7% of the Common Stock outstanding.

Barry F. Schwartz, the Executive Vice Chairman of MacAndrews & Forbes Holdings, Chief Executive Officer of the Company, and Executive Vice Chairman of Holdings One and Holdings Two, beneficially owns 10,000 shares of Common Stock, representing approximately 0.05% of the Common Stock outstanding.

Paul G. Savas, the Executive Vice President and Chief Financial Officer of MacAndrews & Forbes Holdings, and Executive Vice President of Holdings One and Holdings Two, beneficially owns 6,000 shares of Common Stock, representing approximately 0.03% of the Common Stock outstanding.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Items 3 and 4 are incorporated by reference in their entirety into this Item 6.

Item 7.	Materials to be Filed as Exhibits

Item 7 is hereby amended by adding the following at the end thereof:

Exhibit 34
Agreement and Plan of Merger, dated as of September 12, 2011, by and among M&F Worldwide Corp., MX Holdings One, LLC, MX Holdings Two, Inc. and, solely with respect to the sections specified therein, MacAndrews & Forbes Holdings Inc.

Exhibit 35	Contribution Agreement, dated as of September 12, 2011, by and among MX Holdings One, Inc., MFW Holdings One LLC, MFW Holdings Two LLC and Ronald O. Perelman
Exhibit 36	Deutsche Bank Commitment Letter, dated as of September 9, 2011
Exhibit 37	Press Release, dated September 12, 2011

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 12, 2011	MacAndrews & Forbes Holdings Inc.

	By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

MFW Holdings One LLC
MFW Holdings Two LLC

	By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman